EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement pertaining to the 2001 Stock Option and Incentive Award Plan, as amended and restated, and the Aaron’s, Inc. Employees Retirement Plan and Trust, as amended and restated, filed on or about December 10, 2010 of our reports (a) dated February 26, 2010, with respect to the consolidated financial statements of Aaron’s, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Aaron’s, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, and (b) dated June 29, 2010, with respect to the financial statements and schedules of the Aaron’s, Inc. Employees Retirement Plan and Trust included in the Plan’s Annual Report (Form 11-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Atlanta, Georgia
December 10, 2010